UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                         For the month of December 2005

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------

Repayment of Indebtedness

On December 22, 2005 Strata Oil & Gas Inc. ("the Company"), a Canadian corporation, repaid a $1,000,000 Secured Promissory Note plus interest of $26,301. On August 24, 2005, the Company had borrowed $1,000,000 from Pacific World Enterprises (the "Lender"). In consideration for such loan, the Company issued to the Lender a Secured Promissory Note, in the original principal amount of $1,000,000, with interest accruing at the rate of 8% per annum. The principal and all accrued but unpaid interest under such Secured Promissory Note was due and payable in full one year from the date thereof. As collateral security for the payment of the amounts owed under such Secured Promissory Note, the Company granted to the Lender a security interest in 60,000,000 shares of its common stock pursuant to a Stock Pledge Agreement, dated of even date therewith. Upon repayment, the 60,000,000 common shares granted to the Lender as security have been returned to the Company and the shares have been extinguished.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                   STRATA OIL & GAS INC.

                                                   By: _/s/_Manny Dhinsa_______
                                                   Name: Manny Dhinsa
                                                   Title: President

Date:    December 28, 2005